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Check It Out: When today's AI startups go public, most of the rapid growth will be behind them — here's how not to get left out.

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Don't miss the real AI boom – here's how to use just $10 to invest in high growth private tech companies.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

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Recent Markets	SPY	QQQ	SPIKE	BTC/USD	DIA	GLD
	529.35 ▲ 1.38%	446.93 ▲ 1.68%	23.47 ▼ 15.48%	56024.85 ▼ 0.0128%	393.05 ▲ 0.79%	221.73 ▲ 0.47%

How To Earn $500 A Month From Eli Lilly Stock Ahead Of Q2 Earnin

Trending: Don't miss out on the next NVIDIA – you can invest in the future of AI for only $10.

***This is a paid advertisement.Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.*